SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                               (Amendment No. 54)

                    Under the Securities Exchange Act of 1934


                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   969-901-107
                                 (CUSIP Number)

                               Sumner M. Redstone
                               486 University Ave.
                           Norwood, Massachusetts 02062
                            Telephone: (781) 461-1600
                    ----------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  July 24, 2008
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone
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       -------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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(3)    SEC Use Only
                     -----------------------------------------------------------

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(4)    Source of Funds (See Instructions)
                                          --------------------------------------

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(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
       2(d) or 2(e).

|_|
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(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------

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-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power      0***
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power     4,637,760**
-------------------                                  --------------

-------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  4,637,760**
                                                                    ------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
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(13)   Percent of Class Represented by Amount in Row (11)   9.12 percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   IN
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of this Statement.
** Includes shares owned by National Amusements, Inc. and shares owned by the Sumner M. Redstone Charitable Foundation.
*** Does not include 7,900 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone Charitable Foundation (u/t/d August 26, 1986)
       -------------------------------------------------------------------------
       I.R.S. No.  22-2761621
       -------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)  N/A
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
       -------------------------------------------------------------------------

(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power               0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power             0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power           0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power    640,205
-------------------                                  --------------

-------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person 640,205*
                                                                    ------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
       -------------------------------------------------------------------------


(13)   Percent of Class Represented by Amount in Row (11)   1.26 percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   OO
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of this Statement.

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         NATIONAL AMUSEMENTS, INC.
         -----------------------------------------------------------------------
         I.R.S. No. 04-2261332
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)    N/A
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
       -------------------------------------------------------------------------

(6)    Citizenship or Place of Organization    Maryland
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power                0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power      3,997,555
-------------------                                  --------------


(11)   Aggregate Amount Beneficially Owned by Each Reporting Person   3,997,555
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
       -------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)    7.86%
                                                          ----------------------

       -------------------------------------------------------------------------


(14)   Type of Reporting Person (See Instructions)   CO
                                                   -----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of this Statement.

Item 1.   Security and Issuer.

This Amendment No. 54 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI") and the Sumner M. Redstone Charitable Foundation (u/t/d August 26, 1986) with respect to the voting common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") as follows:

Item 2:   Identity and Background.

Item 2(b) is amended as follows by changing the address information regarding Sumner M. Redstone, NAI and the Sumner M. Redstone Charitable Foundation (u/t/d August 26, 1986):

	   (b)  486 University Ave., Norwood, MA  02062

Item 3.   Source of Funds

The Sumner M. Redstone Charitable Foundation (u/d/t August 26, 1986) received 640,205 Common Shares as a charitable contribution from NAI.

Item 5.   Interest in Securities of the Issuer.

          (a) NAI is currently the beneficial owner, with shared dispositive and no voting power, of 3,997,555 Common Shares, or approximately 7.86%, of the issued and outstanding Common
	       Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of April 30, 2008).

          (b)  As a result of his stock ownership in NAI, Mr. Sumner M.
               Redstone is deemed the beneficial owner with no voting power of 3,997,555 Common Shares of the issued and outstanding Common Shares of the Issuer. By virtue of his position as sole trustee of the Sumner M. Redstone Charitable Foundation (u/t/d August 26,
               1986) Mr Sumner M. Redstone is also deemed the beneficial owner with no voting power of an additional 640,205 Common Shares of the Issuer for a total of 4,637,760 or 9.12% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of April 30, 2008.)

               The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement, described in Item 6 of this Statement.

	  (c) Transactions effected since the filing of Amendment No.53 to this Statement on Schedule 13D with the Securities and Exchange Commission on May 8, 2007. (The transaction was executed by Bear Stearns, a J.P. Morgan Company, New York, N.Y.):

	       NAI made a charitable contribution of 640,205 shares to the Sumner M. Redstone Charitable Foundation (u/t/d August 26, 1986).

             DATE              NO. SHARES                   PRICE

          07/24/2008	        640,205                      0

Item 6.	 Contracts, Arrangements, Understandings or Relationships with Respect
To Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:
The Voting Proxy Agreement previously reported on in this Item 6 has been amended to provide that Mr. Brian R. Gamache, Chief Executive Officer of the Issuer, hasreplaced Mr. Neil Nicastro as proxy holder under this Voting Proxy Agreement.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1

A joint filing agreement among Mr. Sumner M. Redstone, National Amusements, Inc. and the Sumner M. Redstone Charitable Foundation (u/t/d August 26, 1986) is attached hereto as Exhibit 1.

Exhibit 2.

Amendment to Voting Proxy Agreement by and between Mr. Sumner M. Redstone, National Amusements, Inc., Mr. Neil Nicastro, Mr. Brian R. Gamache and WMS Industries Inc., which is incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by WMS Industries, Inc. on November 22, 2006.


                                   Signatures
                                   ----------

After reasonably inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



     JUly 24, 2008                         /s/ Sumner M. Redstone
                                          ------------------------------------


                                           Sumner M. Redstone,
                                           Individually



                                           National Amusements, Inc.

                                           By:  /s/ Sumner M. Redstone
                                                ----------------------------
                                                Name:    Sumner M. Redstone,
                                                Title:   Chairman and Chief
                                                Executive Officer


				      Sumner M. Redstone Charitable Foundation

					   By  /s/  Sumner M. Redstone
					       ------------------------------
						Name:    Sumner M.Redstone
					        Title:   Trustee

				EXHIBIT 1
				---------



                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the "Schedule 13D"), with respect to the common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d- 1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executes this Agreement as of the 24th, of July, 2008.


                            NATIONAL AMUSEMENTS, INC.

                           By: /s/ Sumner M. Redstone
                               ----------------------
                            Name:  Sumner M. Redstone
                            Title: Chairman and
                                   Chief Executive Officer


			    By: /s/ Sumner M. Redstone
                               ----------------------
                               Sumner M. Redstone
                               Individually


			    SUMNER M. REDSTONE CHARITABLE FOUNDATION

			     By:  /s/ Sumner M. Redstone
				 ------------------------

			       Name:  Sumner M.Redstone
			       Title: Trustee